VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

of

TASEKO MINES LIMITED
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 15, 2023 (the "Meeting").  Attendance at the Meeting was 0 Shares represented and voted in person and 137,801,822 Shares represented and voted by proxy for a total of 137,801,822 voting shares represented at the Meeting, being 47.77% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors of the Company was set at eight (8).  Shares voted in person and by proxy represented 134,234,502 votes For and 3,567,317 shares Against.

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Anu Dhir	71,676,801	24,267,112
Robert A. Dickinson	80,772,770	15,171,142
Russell E. Hallbauer	88,880,318	7,063,594
Rita Maguire	80,952,021	14,991,891
Stuart McDonald	92,747,823	3,196,089
Peter C. Mitchell	79,313,204	16,630,701
Kenneth Pickering	82,035,239	13,908,673
Ronald W. Thiessen	90,812,469	5,131,443

3. KPMG LLP, Chartered Professional Accountants, were appointed auditor of the Company.  Shares voted in person and by proxy represented 133,630,138 votes For and 4,171,683 votes Withheld.

4. The Advisory Say-on-Pay Resolution was passed. Shares voted in person and by proxy represented 89,939,165 votes For and 8,004,747 votes Against.

There were 41,857,908 non-votes recorded (but not voted) on each resolution, except the resolution to set the number of directors and the resolution to appoint the auditor of the Company.  With respect to the resolution to set the number of directors, there were 2 non-votes recorded. With respect to the resolution to appoint the auditor of the Company, there were 0 non-votes recorded. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.